eHealth, Inc.
2625 Augustine Drive
Second Floor
Santa Clara, CA 95054

October 17, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rolf Sundwall and Mary Mast

Re:	eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 000-33071

Ladies and Gentlemen:

eHealth, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 000-33071) originally filed with the Commission on March 14, 2019 (the “2018 Form 10-K”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statements of Stockholders’ Equity, page 81

1.
Refer to your response to our prior comment 1. Please confirm for us that you will separately disclose the total cumulative effect of adoption of ASC 606 on your retained earnings as of the earliest period presented in your Form 10-Q for the period ended September 30, 2018 and your Form 10-K for the fiscal year ended December 31, 2019 on the face of the Statement of Stockholders' Equity or within a footnote on that financial statement.

The Company confirms that we will separately disclose within our footnotes, as requested by the Staff, the total cumulative effect of adoption of ASC 606 on our retained earnings as of the earliest period presented in both our Form 10-Q for the period ended September 30, 2019 and also our Form 10-K for the fiscal year ending December 31, 2019.

Notes to Consolidated Financial Statements

Note 1 - Summary of Business and Significant Accounting Policies
Commission Revenue, page 86

2.
Refer to your response to our prior comment 2. Given the significance of the estimated average policy life in your determination of the constrained lifetime value of commissions recognized currently as commission revenue, please provide draft disclosure to be included in future periodic filings disclosing the estimated average policy life for your major categories of plan types.

The Company’s initial response to comment 2 in the Commission’s letter dated September 12, 2019 included a description of the significant inputs into our lifetime value (“LTV”) calculations which are utilized for recognition of commission revenue under ASC 606. The policy duration input (referred to in our previous response as expected member attrition) is determined using historical data. Given the significance of policy duration in the determination of LTV, the Company proposes adding to its existing disclosures related to LTV in the footnotes to its financial statements in future periodic filings and providing disclosure similar to the following:

Our estimate of commission revenue for each product line is based on a number of assumptions, which include, but are not limited to, estimating conversion of an approved member to a paying member, forecasting health insurance plan duration, and forecasting the commission amounts likely to be received per member. These assumptions are based on historical trends and incorporate management’s judgment in interpreting those trends and in applying the constraints. For our Medicare business, which represented 84% of our total commission revenue for the year ended December 31, 2018, the estimated average plan duration used to calculate Medicare health insurance plan LTVs historically has been approximately 3 years for Medicare Advantage plans, approximately 5 years for Medicare Part D prescription drug plans, and approximately 5.5 years for Medicare Supplement plans. The estimated average policy duration used to calculate the LTV for major medical individual and family health insurance plans historically has been approximately 1.5 to 2 years. For Short Term health insurance plan LTVs, the estimated average policy duration historically has been less than six months. For all other ancillary health insurance plan LTVs, the estimated average policy duration has historically varied from 1 to 3 years.

* * * * *

Please direct your questions or comments to me at (650) 210-3162.

Very truly yours,

/s/ Derek N. Yung
Derek N. Yung
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Scott Giesler, Esq., eHealth, Inc.
Patrick J. Schultheis, Esq., John Randall Lewis, Esq., and Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation,
Richard Ramko, Partner, Ernst & Young LLP